Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 25, 2004	No. 19/ 04

IAMGOLD MAILS ITS SUPPLEMENTARY INFORMATION PACKAGE AND
 DIRECTORS’ CIRCULAR TO IAMGOLD SHAREHOLDERS OUTLINING REASONS
 FOR ITS RECOMMENDATION TO REJECT THE GOLDEN STAR BID AND VOTE IN
 FAVOUR OF THE WHEATON MERGER

Toronto, Ontario: June 25, 2004 — IAMGOLD Corporation announces that it will today mail its Supplementary Information Package, which includes its Directors’ Circular, to shareholders eligible to vote at the July 6, 2004 shareholders meeting. IAMGOLD also announces that it will today mail its Directors’ Circular to shareholders to whom the Golden Star take-over bid circular was mailed. These documents, prepared in response to the take-over bid made by Golden Star Resources Ltd. (“GSR”), describe the reasons for the IAMGOLD Board’s recommendation to IAMGOLD shareholders. As stated in the press release of June 23, 2004, IAMGOLD’s Board of Directors unanimously recommends that IAMGOLD shareholders:

  REJECT the unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD (the “GSR Bid”) made by GSR.
  VOTE IN FAVOUR of the business combination of IAMGOLD and Wheaton River Minerals Ltd. (the "Wheaton Transaction") at the upcoming IAMGOLD shareholders meeting.

Joseph Conway, President and CEO of IAMGOLD, commented on the Board’s recommendation, stating: “We are pleased that the Special Committee and its advisors have reconfirmed the Board’s position that the GSR proposal in May 2004 and the subsequent GSR Bid are financially inadequate.”

Shareholders should note that GSR supported an attempt by certain shareholders to have the April 28, 2004 record date for the shareholders meeting changed. The Ontario Superior Court of Justice yesterday dismissed the application. Said Mr. Conway, “The latest legal tactics to disrupt the Wheaton Transaction suggest nothing more than an effort to again deny a basic shareholder right: the right to vote. We take great comfort in the Court’s quick and appropriate response in favour of IAMGOLD’s shareholders.”

Conference Call

A conference call and webcast presentation has been scheduled for 10:00 a.m., Toronto time, on Friday, June 25, 2004 to discuss the Board’s recommendation and other relevant factors related to the GSR Bid and the Wheaton Transaction. Local call-in number: 416-640-1907 and N.A. toll-free: 1-800-814-4853. This conference call will have a webcast link and will be available as an audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from approximately 1:00 pm June 25-July 6, 2004 by dialing local: 416-640-1917, passcode: 21055100# and N.A. toll-free: 1-877-289-8525, passcode: 21055100#. A replay will also be available on IAMGOLD’s website.

All information being mailed to shareholders will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and will be available at IAMGOLD's website, www.iamgold.com.

Recommendation to IAMGOLD Shareholders

Based on the recommendation of the Special Committee, the Board unanimously recommends that IAMGOLD shareholders reject the GSR Bid and vote in favour of the Wheaton Transaction. The reasons for the recommendation include:

◆	The GSR Offer is financially inadequate
◆	GSR is subject to significant development and operating risks
◆	There are no significant strategic benefits under the GSR Offer
◆	The GSR Offer is subject to several conditions
◆	The AXIOM Transaction is superior to the GSR Offer

The Board also considered the following:

◆	The GSR Offer is opportunistic
◆	The accounting used to prepare the pro forma financial information contained in the GSR circular raises certain issues
◆	GSR’s estimated synergies are questionable
◆	The GSR Offer provides an inadequate control premium for IAMGOLD shareholders

IAMGOLD shareholders are urged not to tender their common shares of IAMGOLD to the GSR Bid and, if their common shares have already been tendered, to withdraw them immediately.

Recommendation to Vote in Favour of the Wheaton Transaction

The Board’s unanimous recommendation that IAMGOLD shareholders vote in favour of the Wheaton Transaction is contained in the Supplementary Information Package which will be mailed to the shareholders of IAMGOLD of record as at April 28, 2004, the record date for the IAMGOLD shareholders meeting at which the Wheaton Transaction (among other things) will be considered.

The meeting was convened on June 8, 2004 and was adjourned to June 29, 2004. In order to provide additional time for shareholders to consider the Supplementary Information Package prior to the meeting, IAMGOLD will adjourn the June 29, 2004 meeting to July 6, 2004.

The IAMGOLD shareholders meeting will occur at 9:00 a.m., Toronto time, on Tuesday, July 6, 2004.
The meeting will be held at The Design Exchange, 234 Bay Street,
Toronto, Ontario.

The proxy deposit deadline for the meeting (the “Proxy Deadline”) is 5:00 p.m., Toronto time, on Monday, July 5, 2004.

Shareholders who have questions concerning the withdrawal of IAMGOLD common shares deposited under the GSR Bid or voting procedures at the IAMGOLD shareholders meeting or who need assistance in completing or depositing proxy forms for the meeting should contact Kingsdale Shareholder Services Inc. toll free at 1-866-749-5464.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.